May 6, 2019

Charles R. Kraus
Executive Vice President, General Counsel and Corporate Secretary
Bellatrix Exploration Ltd.
1920, 800 5th Avenue S.W.
Calgary, Alberta, T2P 3T6
CANADA

       Re: Bellatrix Exploration Ltd.
           Application for Qualification of Indenture on Form T-3
           Filed April 23, 2019
           File No. 022-29072

Dear Mr. Kraus:

       This is to advise you that we have not reviewed and will not review your application.

       Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources